Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of SiriusPoint Ltd. (formerly known as Third Point Reinsurance Ltd.) for the registration of common shares, preference shares, senior debt securities, depositary shares, warrants, units and share purchase contracts and to the incorporation by reference therein of our reports dated February 23, 2021, with respect to the consolidated financial statements and schedules of SiriusPoint Ltd. (formerly known as Third Point Reinsurance Ltd.), and the effectiveness of internal control over financial reporting of SiriusPoint Ltd. (formerly known as Third Point Reinsurance Ltd.), included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd.

Hamilton, Bermuda
May 6, 2021